SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 1)(1)

                         SteriGenics International, Inc.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)


                                    85915R105
                                 (CUSIP Number)

     Mr. Pierre Mottet                             Ramon P. Marks, Esq.
     Ion Beam Applications S.A.                    Dorsey & Whitney LLP
     Chemin du Cyclotron, 3                        250 Park Avenue
     B-1348 Louvain-la-Neuve, Belgium              New York, New York  10177
     011-32-10-47-5855                             (212) 415-9200

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 10, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(g), for other parties to whom copies are to be sent.

                         (continued on following pages)
                              (page 1 of 10 pages)

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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 85915R105                    13D                    Page 2 of 11 Pages




1.   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                  Ion Beam Applications S.A.
                  Tax I.D. Number:   N/A

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [_]
                                                                 (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
                  WC, BK

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                       [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                  Belgium

          NUMBER OF                    7.   SOLE VOTING POWER
           SHARES
        BENEFICIALLY                        751,300 shares
          OWNED BY
            EACH                       8.   SHARED VOTING POWER
          REPORTING
         PERSON WITH                        2,494,312 shares

                                       9.   SOLE DISPOSITIVE POWER

                                            751,300 shares

                                       10.  SHARED DISPOSITIVE POWER

                                            2,494,312 shares


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,245,612 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          40.54%

14.  TYPE OF REPORTING PERSON

          CO


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CUSIP No. 85915R105                    13D                    Page 3 of 11 Pages
                                     Pages


1.   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                  Belgabeam S.A.
                  Tax I.D. Number: N/A

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [_]
                                                                 (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

                  N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                     [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                  Belgium

           NUMBER OF                     7.   SOLE VOTING POWER
            SHARES
         BENEFICIALLY                         0 shares
           OWNED BY
            EACH                         8.   SHARED VOTING POWER
          REPORTING
         PERSON WITH                          0 shares

                                         9.   SOLE DISPOSITIVE POWER

                                              0 shares

                                         10.  SHARED DISPOSITIVE POWER

                                              0 shares



11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     [_]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%

14.  TYPE OF REPORTING PERSON

     CO


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CUSIP No. 85915R105                    13D                    Page 4 of 11 Pages
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Item 1. Security and Issuer

     This statement relates to the common stock, par value $.001 ("Common Stock") of SteriGenics International, Inc. (hereinafter referred to as the "Issuer"), a Delaware corporation whose principal executive offices are at 4020 Clipper Court, Fremont, CA 94538.

Item 2. Identity and Background

     (a) - (c) and (f) This First Amended Statement on Schedule 13D is filed on behalf of Ion Beam Applications S.A. ("IBA") and Belgabeam S.A., the largest single shareholder of IBA, owning approximately 35.47% of IBA ("Belgabeam," and together with IBA, the "Reporting Persons" and each, a "Reporting Person"). More than 75% of the equity of Belgabeam is owned by employees of IBA. The following table sets forth the name, the State or other place or organization, the principal business, the address of such principal business and the address of the principal office of the Reporting Persons.

  Name:                           ION BEAM APPLICATIONS S.A.

  Place of organization:          Belgium

  Principal business:             A Belgian public company engaged primarily
                                  in the development and marketing of particle accelerators used in medical and industrial applications

  Address of principal business:  Chemin du Cyclotron, 3
                                  B-1348 Louvain-la-Neuve, Belgium

  Address of principal office:    Chemin du Cyclotron, 3
                                  B-1348 Louvain-la-Neuve, Belgium


  Name:                           BELGABEAM S.A.

  Place of organization:          Belgium

  Principal business:             Single largest shareholder of Ion Beam
                                  Applications S.A., a Belgian public company, engaged primarily in the development and marketing of particle accelerators used in medical and industrial applications

  Address of principal business:  Chemin du Cyclotron, 3

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CUSIP No. 85915R105                    13D                    Page 5 of 11 Pages
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                                  B-1348 Louvain-la-Neuve, Belgium

  Address of principal office:    Chemin du Cyclotron, 3
                                  B-1348 Louvain-la-Neuve, Belgium

     The name, citizenship, business address and present principal occupation or employment of each executive officer and director of each of the Reporting Persons, as well as the name, principal business and address of the corporation or other organization in which such occupation or employment is conducted, are set forth in Exhibit A.

     (d) - (e) During the five years prior to the date hereof, neither the Reporting Persons nor, to the best of their knowledge, any executive officer or director of the Reporting Persons, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3 of the Existing Schedule 13D is amended in its entirety to read as follows:

Item 3. Source and Amount of Funds or Other Consideration

     Merger

     Pursuant to the Offer and Merger (as defined and more fully described in Item 4 below), IBA Acquisition Corp. ("Acquisition"), a Delaware corporation that is a wholly-owned subsidiary of Ion Beam Applications G.P. ("GP"), a Delaware general partnership of which IBA is the controlling general partner, will, subject to the terms and conditions contained in the Merger Agreement (as defined and more fully described in Item 4 below), acquire all of the issued and outstanding shares of capital stock of the Issuer, with the result that following the Merger, IBA and GP will own and will ultimately control all of the outstanding capital stock of the Issuer.

     Pursuant to the Merger Agreement, it is expected that the acquisition cost will be approximately $214,000,000. It is anticipated that the source of the required funds will be obtained through a combination of bank financing and IBA's working capital.

     Pursuant to the Merger Agreement, certain stockholders of the Issuer entered into a Stockholders' Agreement (as defined in Item 4 below), pursuant to which IBA acquired an irrevocable proxy to vote the shares of Common Stock of the Issuer on certain matters, including mergers, consolidations and other similar extraordinary corporate transactions involving the Issuer, and an option to acquire all of the shares of Common Stock of the Issuer owned by of such stockholders under certain conditions as more fully described in Item 4 below. None of the Reporting Persons has paid to the

CUSIP No. 85915R105                    13D                    Page 6 of 11 Pages
                                     Pages


Principal Stockholders any funds in connection with the execution of the Stockholders' Agreement. The Stockholders' Agreement was entered into to induce IBA, GP and Acquisition to enter into, and in consideration for their entering into, the Merger Agreement with the Issuer.

ITEM 4 OF THE EXISTING SCHEDULE 13D IS AMENDED IN ITS ENTIRETY TO READ AS
FOLLOWS:

Item 4. Purpose of the Transaction

     Merger Agreement

     On June 7, 1999, the Board of Directors of IBA approved a proposal to enter into a Merger Agreement (the "Merger Agreement") with the Issuer, pursuant to which Acquisition would, subject to certain conditions, make a tender offer (the "Offer") for all of the outstanding shares of the Issuer not owned by IBA or any of its subsidiaries or affiliates at a cash price of $27.00 per share, net to the seller (the "Offer Price").

     On June 10, 1999, IBA, GP and Acquisition entered into the Merger Agreement with the Issuer. A copy of the Merger Agreement is filed herewith as Exhibit
2.01 and the summary description of the Merger Agreement set forth herein is qualified in its entirety by reference to the Merger Agreement. A copy of the press release issued by IBA on June 11, 1999, announcing the execution of the Merger Agreement, is filed herewith as Exhibit 99.1.

     The Offer will commence within five (5) business days and will be made upon the terms and subject to certain conditions set forth in the Merger Agreement and to be set forth in an Offer to Purchase and a related Letter of Transmittal. Upon completion of the Offer, Acquisition will merge with and into the Issuer and the Issuer will continue as the surviving corporation and become a wholly-owned subsidiary of GP (the "Merger"). Pursuant to the Merger all remaining outstanding shares of Common Stock of the Issuer, except for shares held by IBA or any of its subsidiaries and affiliates, and shares held by stockholders who may exercise their rights of appraisal under Delaware law, will be converted into the right to receive a cash payment of $27.00 per share. All currently outstanding options held by employees of the Issuer will vest upon the effective time of the Merger and convert into the right to receive a cash payment equal to the difference between $27.00 and the exercise price of the option (to the extent such exercise price is less than $27.00).

     The purpose of the Offer and Merger is for IBA to acquire control of the Issuer and to own, through GP, all of the outstanding shares of capital stock of the Issuer.


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CUSIP No. 85915R105                    13D                    Page 7 of 11 Pages
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     Pursuant to the Merger Agreement, upon consummation of the Offer IBA will have its designees appointed to the board of directors of the Issuer such that the designees of IBA will constitute a majority of the board of directors of the Issuer.

     The proposed transactions would, if and when consummated, result in the Issuer's Common Stock ceasing to be authorized for listing on the NASDAQ Exchange and becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act.

     Stockholders' Agreement

     Beneficial ownership of certain of the Common Stock which is the subject of this Schedule 13D may be deemed to have been acquired through the execution of a Stockholders' Agreement (the "Stockholders' Agreement") dated as of June 10, 1999 among IBA, GP, Acquisition and certain of the stockholders of the Issuer named on the signature pages thereto (collectively, the "Principal Stockholders").

     Pursuant to the Stockholders' Agreement each Principal Stockholder has agreed to vote for approval of the transactions contemplated by the Merger Agreement. A copy of the Stockholders' Agreement is filed herewith as Exhibit
9.01 and the summary description set forth herein is qualified in its entirety by reference to the Merger Agreement. Each Principal Stockholder also agreed to vote during the period commencing as of the date of the Stockholders' Agreement and continuing until the first to occur of the Closing Time (as defined in the Merger Agreement) or 45 days after the termination of the Merger Agreement in accordance with its terms (i) against any action or agreement intended or reasonably expected to impede or interfere with the Offer or Merger or result in any breach by the Issuer (or any subsidiary) of any obligation or agreement under the Merger Agreement or a reduction in the benefits to the Issuer, and against any alternative acquisition proposal; and except as specifically requested in writing in advance by Parent , (ii) against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement and the Stockholders' Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Issuer or any of its subsidiaries or affiliates; (B) a sale, lease, transfer or disposition by the Issuer or any of its subsidiaries of any assets outside the ordinary course of business or any assets which in the aggregate are material to the Issuer and its subsidiaries taken as a whole, or a reorganization, recapitalization, dissolution or liquidation of the Issuer or any of its subsidiaries or affiliates; (C)(1) any change in the present capitalization of the Issuer or any amendment of the Issuer's charter or By-Laws; (2) any other material change in the Issuer's or any of its subsidiaries' corporate structure or business; or (3) any other action that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone or materially adversely affect the Offer, the Merger or the transactions contemplated by the Stockholders' Agreement or the Merger Agreement.

     Each Principal Stockholder has also granted an irrevocable proxy to designees of IBA, which may be exercised during the period commencing as of the date of the Stockholders Agreement and continuing until the first to occur of the Closing Time (as defined in the Merger Agreement) or 45 days after the termination of the Merger in accordance with its terms, granting IBA the authority to similarly vote the shares of the Common Stock owned by such Principal Stockholder. Each Principal Stockholder has also granted to IBA an irrevocable option (collectively, the "Options") to purchase all shares held of record or beneficially owned by each such Principal Stockholder at a purchase price per share equal to the higher of $27.00 or the price offered by Acquisition in the Offer. IBA may exercise the Options following the occurrence of certain events as described in the Stockholders' Agreement. THe Options expire upon the earliest of (i) the closing of the Merger, (ii) 45 days after the occurrence of an event triggering the exercisability of the Options, or
(iii) 45 days after the termination of the Merger Agreement in accordance with certain of its provisions, and may be extended in certain circumstances.

     As a result of the Stockholder's Agreement, IBA has shared power to vote an aggregate of 2,494,312 shares of the Common Stock for the limited purposes described above,

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CUSIP No. 85915R105                    13D                    Page 8 of 11 Pages
                                     Pages


and such shares constitute approximately 31.16% of the issued and outstanding shares of the Common Stock as of May 31, 1999. The Stockholders' Agreement terminates upon the completion of the Merger or the termination of the Merger Agreement, whichever occurs first.

     Except as described in this Item 4 and elsewhere in this Schedule 13D, IBA has no present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer's becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Act, as amended; or (j) any action similar to those enumerated above.

ITEM 5 OF THE EXISTING SCHEDULE 13D IS AMENDED IN ITS ENTIRETY TO READ AS
FOLLOWS:

Item 5. Interest in Securities of the Issuer

     (a) and (b)    As of June 10, 1999, the Reporting Persons may be deemed to beneficially own in the aggregate 3,245,612 shares of Common
                    Stock, representing approximately 40.54% of the outstanding shares of Common Stock, as at May 31, 1999. Of the 751,300 shares of Common Stock beneficially owned by IBA, IBA possesses the sole power to dispose of, direct the disposition of and vote 751,300 shares of Common Stock, and possesses the shared power (with the Principal Stockholders) to dispose of, direct the disposition of and vote 2,494,312 shares of Common Stock. Belgabeam's beneficial ownership is indirect through IBA. To the knowledge of the Reporting
                    Person, and except as otherwise disclosed in this Amendment, none of the executive officers or directors of the Reporting
                    Persons is the beneficial owner of any shares of Common
                    Stock, and no transaction in the Common Stock has been effected by any such individual during the past sixty (60) days.


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CUSIP No. 85915R105                    13D                    Page 9 of 11 Pages
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     (c)  None of the  Reporting  Persons has  effected any  transaction  in the
          Issuer's stock since the filing of the Schedule 13D on March 11, 1999. The following transactions effected in the Issuer's Common Stock were effected in the last 60 days by Philippe Janssens de Varebeke, a director of IBA:

     Date       No. of Shares      Price per Share           Where/How Effected
     ----       -------------      ---------------           ------------------
     4/12/99        2,000              $10.25              Open Market Purchase
     6/1/99         4,600            $16.1454              Open Market Purchase
     6/1/99         3,200            $16.5625              Open Market Purchase
     6/2/99         2,300            $17.6187              Open Market Purchase

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The information contained in Items 3 and 4 above, and the exhibits referred to therein, are incorporated by reference in this Item 6.


Item 7. Material to be Filed as Exhibits.

     *Exhibit A. Amended and Restated Information Concerning Reporting Persons' Officers and Directors.

     Exhibit 2.01 Merger Agreement dated as of June 10, 1999, among IBA, GP, Acquisition and the Issuer.

     Exhibit 9.01 Stockholders' Agreement dated as of June 10, 1999, among IBA, GP, Acquisition and the Stockholders identified therein

     Exhibit 99.1 Press Release dated as of June 10, 1999


*Filed as Exhibit A to Schedule 13D, dated March 11, 1999, and filed with the Commission on March 11, 1999, and incorporated herein by reference.

                                   SIGNATURES

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 11, 1999

                                            ION BEAM APPLICATIONS S.A.


                                            By:
                                                --------------------------------
                                                Pierre Mottet, its
                                                Chief Executive Officer


                                            BELGABEAM S.A.


                                            By:
                                                --------------------------------
                                                Eric de Lamotte, its
                                                Director


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CUSIP No. 85915R105                    13D                   Page 11 of 11 Pages
                                     Pages


                                  Exhibit Index

*Exhibit A. Information Concerning Reporting Persons' Officers and Directors.

Exhibit 2.01 Merger Agreement dated as of June 10, 1999, among IBA, GP, Acquisition and the Issuer

Exhibit 9.01 Stockholders' Agreement dated as of June 10, 1999, among IBA, GP, Acquisition and the Stockholders Identified Therein

Exhibit 99.1 Press Release dated as of June 10, 1999